Mail Stop 3561

December 19, 2008

<u>Via U.S. mail and facsimile</u>

David A. DeLorenzo, President
Dole Food Company, Inc.
One Dole Drive
Westlake Village, CA91362

RE: Dole Food Company, Inc.
         Form 10-K for Fiscal Year Ended December 29, 2007 and Filed April 25,
         2008
         File No. 1-04455

Dear Mr. DeLorenzo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanation. We ask you to respond to other comments in future filings. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 29, 2007</u>

<u>Setting Executive Pay, page 109</u>

  1. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn compensation under the annual incentive plan or the long-term cash incentive plan. For the annual plan, we note that you have provided the following target:

"The targeted cash flow return on investment goal set for 2007 represents an increase of over 20% compared to actual results in 2006." With regard to the long-term plan, you refer to the revenue level for the 2005-2007 incentive period, which period was completed in fiscal 2007. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Form 10-Q for Fiscal Quarter Ended October 4, 2008

Note 2 – 2009 Debt Maturity, page 7

2. We note your disclosures indicating that you anticipate the need to refinance at least a portion of your $350 million 8.625% notes when they become due in May 2009. You describe several alternatives to paying off the notes in whole, including replacement unsecured financing, amending your secured credit facilities, or obtaining additional equity. Also, you indicate that the failure to timely pay the 2009 Notes at or before maturity could lead to an event of default which could have a material adverse effect on your business, financial condition and results of operations. Please revise your footnote and liquidity disclosure to describe the following:

    ·   Any cross default provisions in your other debt arrangements which may cause such arrangements to become immediately due should you default on your 2009 Notes
    ·   The challenges of the current lending environment and its impact on your ability to obtain favorable lending terms, if at all
    ·   The limitations caused by your continued use of cash flows in operating activities, and
    ·   The risks and uncertainties of each financing option considered

Note 9 – Notes Payable and Long-Term Debt, page 14

Covenants, page 15

3. Please be advised that Item 303(a)(1) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or

uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given your substantial indebtedness, and your prominent disclosure regarding your 2009 debt maturity, please include a tabular presentation of your actual ratios/other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your senior secured credit facilities and the indentures governing your senior notes and debentures. Disclose any covenants that limit your ability to transfer and/or sell assets. Such disclosure can be provided in either MD&A or within the footnotes to your condensed consolidated financial statements, and should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.

Note 10 – Shareholders' Equity, page 15

Dividends, page 16

4. We note that as of October 4, 2008 the Company had no ability to declare and pay dividends or other similar distributions. We also note on page 33 and 34 that non-guarantors paid dividends of $13,314 and $9,696 to minority shareholders in the three quarters ended October 4, 2008 and October 6, 2007, respectively. Please clarify your disclosure about the Company's ability to pay dividends pursuant to the restrictive covenants in your debt instruments.

Note 13 – Contingencies, page 19

European Union Antitrust Inquiry, page 21

5. Explain to us why you are unable to determine the amount of your probable loss as a result of the European Commission's Decision against your company. Refer to paragraph 8 of SFAS 5. Tell us the most recent status of your appeal to the October 14, 2008 Decision and describe the limitations imposed by your credit agreements on the bond requirement, as referenced in the final paragraph of page 21.

Note 14 – Assets Held-for-Sale, page 22

6. We note, on page 23, your $7 million realized gain recorded on the sale of assets, excluding the gain on the vessel. Please tell us the caption in the income statement that includes the realized gain. In future filings, disclose this information, along with that of other similar realized gains or losses, as required by paragraph 47 of SFAS 144.

7. We note, on page 24, your fourth quarter 2008 sales of JP Fresh and Dole France, in addition to one farm located in central California. Please tell us the October 4, 2008 carrying amount of the assets sold, the gain or loss you recognized, and the

caption in the income statement that will include the gain or loss. In future filings, disclose this information, along with that of other similar transactions, as required by paragraph 47 of SFAS 144.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315 or David Walz at (202 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: David A. DeLorenzo, President
     Facsimile to (818) 874-1003